UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-12374
CUSIP Number: 44887A 10 3

(Check One):☒ Form 10-K ☐ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form N-SAR

For Period Ended: DECEMBER 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Hydrogen Power, Inc. Full Name of Registrant
Hydrogen Power International, Inc. Former Name if Applicable
1942 Westlake Avenue, Suite 1010 Address of Principal Executive Office (Street and Number)
Seattle, Washington 98101 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Hydrogen Power , Inc. (f/k/a Hydrogen Power International, Inc. and Equitex, Inc.), a Delaware Corporation, hereby requests an extension until April 17, 2007, for the filing of its Annual Report on Form 10-K for year ended December 31, 2006. This additional time is necessary for the Registrant to complete preparation of the required financial statements. The Registrant plans to file the Form 10-K as soon as reasonably practicable.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Cade, CEO (Name)	(206) (Area Code)	448-5073 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DURING THE QUARTER ENDED MARCH 31, 2006, THE COMPANY’S MAJORITY-OWNED SUBSIDIARY, FASTFUNDS FINANCIAL CORPORATION, THROUGH ITS WHOLLY-OWNED SUBSIDIARY, CHEX SERVICES, INC., SOLD SUBSTANTIALLY ALL OF ITS OPERATING ASSETS. IN ADDITION, ON MARCH 14, 2006, THE COMPANY COMPLETED THE ACQUISITION OF HYDROGEN POWER, INC., THE FINANCIAL RESULTS OF WHICH ARE INCLUDED IN THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AS OF THAT DATE. THE COMPANY ANTICIPATES THAT ITS RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 WILL DIFFER SUBSTANTIALLY FROM THE SAME PERIODS IN 2005 AND 2004 AS A RESULT OF THESE TRANSACTIONS. THE COMPANY IS UNABLE TO PROVIDE AN ACCURATE QUANTITATIVE ESTIMATE OF THE CONSOLIDATED RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006, AS IT IS STILL WORKING TO COMPLETE THE REQUIRED FINANCIAL STATEMENTS.

Hydrogen Power, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: APRIL 2, 2007	By: /s/ David Cade David Cade, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).